Exhibit 99.1

Telesat Holdings Re-Prices and Amends
its Credit Agreement

OTTAWA, CANADA, April 2, 2013 – Telesat Holdings Inc. (“Telesat”) today announced the execution of its previously announced amendment to its existing credit agreement, dated March 28, 2012 (the “Credit Agreement”), among its wholly-owned subsidiaries, Telesat Canada and Telesat LLC, as borrowers (the “Borrowers”), JP Morgan Chase Bank, N.A., as administrative agent, and the other financial institutions party thereto.

The amendment effectively re-prices the Borrowers’ Term Loan B facility under the Credit Agreement, converts a portion of the Term Loan B facility from Canadian Dollars to U.S. Dollars, allows the Borrowers to incur additional debt under the Credit Agreement or otherwise if the first lien leverage ratio is less than or equal to 4.25:1.00 (which represents a change from the 4:00:1.00 senior secured leverage ratio in the Credit Agreement) and makes certain other changes.

The Borrowers have received the lender consents required under the Credit Agreement in connection with the execution of today’s amendment. Giving effect to the amendment, the Borrowers have approximately US$1,746 million and approximately CND$140 million outstanding under the Term Loan B facilities.

About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat’s state-of-the-art fleet consists of 13 satellites and the Canadian payload on ViaSat-1, plus one satellite awaiting launch. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)